

September 9, 2021

Pijun Liu
Chief Executive Officer
WeTrade Group, Inc.
No 1 Gaobei South Coast
Yi An Men 111 Block 37, Chao Yang District
Beijing City, People Republic of China 100020

> **Re: WeTrade Group, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 25, 2021**
> **File No. 333-252149**

Dear Mr. Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 1

1.   We note your response to prior comment 1 and the revised disclosure on your prospectus cover page. Please revise to include corresponding disclosure in the prospectus summary.

2.   Please include a corporate organizational chart in the prospectus summary.

Risk Factor Summary, page 3

3.   We note your response to prior comment 4. Please revise to disclose that risks and uncertainties regarding the enforcement of laws and that rules and regulations in China

can change quickly with little advance notice and disclose that actions related to oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could cause the value of the Company's securities securities to significantly decline or be worthless.

 You may contact Jeffrey Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Yarona L. Yieh, Esq.